Exhibit 12.1



         Statement of Computation of Ratio of Earnings to Fixed Charges
         --------------------------------------------------------------


                                 ANADIGICS, INC.
                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
       FOR THE NINE MONTHS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 27, 2003
        AND THE YEARS ENDED DECEMBER 31, 1998, 1999, 2000, 2001 AND 2002
                          (in thousands, except ratios)





                                                                                                       Nine Months Ended
                                                        Year ended December 31,                     -----------------------
                                     ------------------------------------------------------------   Sept. 28,     Sept. 27,
                                       1998        1999         2000         2001        2002        2002           2003
                                     ----------   ---------    ---------    ---------   ---------  ----------    ----------
Fixed Charges:
Portion of rental expense
  representing interest              $   1,049    $   1,177    $   1,277    $   1,320   $   1,187   $     950    $     776
Interest and amortization of debt
  issuance costs                            79          369          300          627       5,119       4,171        2,821
                                     ----------   ---------    ---------    ---------   ---------  ----------    ----------
Total fixed charges                      1,128        1,546        1,577        1,947       6,306       5,121        3,597


Earnings:
Earnings (loss) before income
  taxes and cumulative effective
  of accounting change                 (16,733)       3,398       28,596      (82,782)    (52,183)    (40,892)     (38,640)
                                     ----------   ---------    ---------    ---------   ---------  ----------    ----------
Total earnings                         (15,605)       4,944       30,173      (80,835)    (45,877)    (35,771)     (35,043)
                                     ==========   =========    =========    =========   =========  ==========    ===========
Ratio of earnings to fixed
  charges (1)                               --          3.2         19.1         --          --          --             --
                                     ==========   =========    =========    =========   =========  ==========    ===========



(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes and cumulative effect of accounting change plus fixed charges. Fixed charges consist of interest charges and that portion of rent expense that we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $15.6 million,$80.8 million, and $45.9 million for the years ended December 31, 1998, December 31, 2001, and December 31, 2002, respectively. Earnings, as defined, were not sufficient to cover fixed charges by $35.8 million and $35.0 million for the nine months ended September 28, 2002 and September 27, 2003, respectively.